SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 26, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1	Relevant fact, dated on February 26th 2003

2

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

TERRA NETWORKS, S.A., in compliance with Article 82 of Law 24/1988, of July 28, of the Securities Market, hereby communicates the following:

HECHO RELEVANTE – RELEVANT FACT

For the year 2003, we are expecting revenues, applying to the local currencies of the countries in which we operate the average exchange rates against Euro of the year 2002, to be on the 570 to 620 million Euro range. We expect EBITDA margin to be from a negative –8% to –12% of revenue.

Madrid, February 26 2003

Elías Rodríguez-Viña Cancio Chief Financial Officer of Terra Networks, S.A.

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions. Certain factors affecting such forward-looking statements are described in the company’s filings with the Securities and Exchange Commission, including the company’s annual report on Form 20-F under the heading “Risk Factors”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date:	By:	/s/ Elías Rodríguez-Viña
	Name:	Elías Rodríguez-Viña
	Title:	Chief Financial Officer